SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of May, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1.   Name of company

     Prudential plc

2.   Name of director

     Michael McLintock
     Mark Norbom
     Mark Wood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Directors named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     BWCI Trust Company Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Deferred share award for 2004 under the Prudential Annual Incentive Plan

7.   Number of shares / amount of stock acquired

     Michael McLintock - 88,525 ordinary shares
     Mark Norbom - 32,072 ordinary shares
     Mark Wood - 34,258 ordinary shares

8.   Percentage of issued class

     Michael McLintock - Less than 0.004%
     Mark Norbom - Less than 0.002%
     Mark Wood - Less than 0.002%

9.   Number of shares/amount of stock disposed

     N/A

10.  Percentage of issued class

     N/A

11.  Class of security

     Ordinary shares of 5p each in Prudential plc

12.  Price per share

     GBP 4.92

13.  Date of transaction

     13 May 2005

14.  Date company informed

     13 May 2005

15.  Total holding following this notification

     Michael McLintock - 369,754 ordinary shares
     Mark Norbom - 999,555 ordinary shares
     Mark Wood - 684,280 ordinary shares

16.  Total percentage holding of issued class following this notification

     Michael McLintock - Less than 0.02%
     Mark Norbom - Less than 0.05%
     Mark Wood - Less than 0.03%

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

     N/A

18.  Period during which or date on which exercisable

     N/A

19.  Total amount paid (if any) for grant of the option

     N/A

20.  Description of shares or debentures involved: class, number

     N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A

22. Total number of shares or debentures over which options held following this notification

     N/A

23.  Any additional information

     N/A

24.  Name of contact and telephone number for queries

     Jennie Webb, 020 7548 2027

25. Name and signature of authorised company official responsible for making this notification

     Bob Walker, Deputy Group Secretary, 020 7548 3805


Date of Notification

16 May 2005



                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Robert Walker

                                              Robert Walker
                                              Deputy Group Secretary